FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 2, 2012

Commission File Number  333-155319

PETROBRAS ARGENTINA S.A.
 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22
(1084)  Buenos Aires, Argentina
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Information on Veta Escondida Area in the Province of Neuquén

Buenos Aires, June 29, 2012 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) informs that it received notice of the ruling rendered by the Argentine Supreme Court in connection with the action brought by Petrobras Argentina S.A. against the Province of Neuquén regarding termination of the exploitation concession of the Veta Escondida area. Such ruling upholds the provisional remedy determining the Province of Neuquén to refrain from executing Decree 563/12 until a decision on the merits of the case is made.

Any further information may be obtained by contacting Claudio Martin (claudio.martin@petrobras.com) or Diego Gully (diego.gully@petrobras.com).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 07/2/2012 By: /s/ Daniel Casal Name: Daniel Casal Title: Attorney	By: /s/ Luis M. Sas Name: Luis M. Sas Title: Attorney